1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
ALLISON M. FUMAI allison.fumai@dechert.com +1 212 698 3526 Direct +1 698 698 3599 Fax

August 12, 2025

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Ms. Deborah L. O’Neal

Re: The Lazard Funds, Inc. (the “Registrant”) (File Nos. 811-06312 and 33-40682)

Dear Ms. O’Neal:

Thank you for the comment provided telephonically to Stephen Rutman of Dechert LLP on August 8, 2025 regarding Post-Effective Amendment No. 152 (the “Amendment”) to the Registrant’s registration statement (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission on June 26, 2025. The Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, for the purpose of registering shares of the Lazard Government Money Market Portfolio, a new series of the Registrant.

The Registrant has considered your comment and has authorized us to make the response below on its behalf. For your convenience, we have restated the comment below followed by our response. Capitalized terms used but not defined in this letter have the meaning given to them in the Registration Statement.

Comment 1.	In the Statement of Additional Information (“SAI”), with respect to fundamental investment restriction 10 under the “Investment Restrictions” section, please clarify that the Portfolios will not concentrate in a particular industry or group of industries.

Response 1.	The Portfolios’ concentration policy states that the Portfolios, “may not purchase the securities of issuers conducting their principal business activity in the same industry if, immediately after the purchase and as a result thereof, the value of the Portfolio’s investments in that industry would exceed 25% of the current value of such Portfolio’s total assets . . . .” Although the Portfolios similarly do not intend to concentrate in securities of issuers conducting their principal business activity in a particular “group of industries,” such language is not used in the fundamental policy to avoid potential confusion as to what constitutes a “group.” Further, the Registrant respectfully notes that the Portfolios may not change a fundamental policy without the approval of shareholders. Accordingly, the Registrant believes it is appropriate to omit the phrase “group of industries” from the relevant disclosure in the SAI.

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We believe that the foregoing has been responsive to the Staff’s comments. If you have any questions, please feel free to contact Stephen Rutman at (212) 641-5697 or me at (212) 698-3526.

Very truly yours,

/s/ Allison M. Fumai

Allison M. Fumai

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